UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                        CONTINENTAL HERITAGE CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                  211478 10 2
                                 (CUSIP Number)

                              Allan Salovin, Esq.
                            Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)

                               February 12, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Lee Kaplan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
    (b) [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)
    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES             -0-
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               2,090,382 (does not include 112,000 shares underlying
REPORTING                      class A Warrants)
PERSON
WITH             9 SOLE DISPOSITIVE POWER
                   2,090,382 (includes 112,000 shares underlying
                   Class A Warrant).

                10 SHARED DISPOSITIVE POWER
                   -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,202,382 (Includes 112,000 shares underlying Class A Warrants, which Warrant is currently exercisable.)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    31.5%

14  TYPE OF REPORTING PERSON (See Instructions)
    IN

ITEM 1: SECURITY AND ISSUER:

        1(a) Common Stock, $.10 per share par value

        1(b) Continental Heritage Corporation (the "Issuer"),
             2140 America's Cup Circle, Las Vegas, Nevada 89117

ITEM 2: IDENTITY AND BACKGROUND:

        2(a) Lee Kaplan

        2(b) 2140 America's Cup Circle, Las Vegas, Nevada 89117

        2(c) Director, Chairman of the Board and Vice President of
             Continental Heritage Corporation, 2140 America's Cup Circle, Las Vegas, Nevada 89117.

        2(d) None

        2(e) None

        2(f) United States Citizen

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Effective February 9, 1999, the Issuer entered into a Loan Agreement with seven individual investors (the "Investors"), pursuant to which the Investors agreed to lend $1,000,000 (the "Loan") to the Issuer. As collateral for the Loan, Lee Kaplan (Reporting Person), Steve Gould, Robert Bray and Gerald Holland executed a Non-Recourse Pledge Agreement and an Irrevocable Proxy in favor of the Investors. The Non-Recourse Pledge Agreement and the Irrevocable Proxy terminate upon repayment of the initial loan and/or an additional loan that the Investors have agreed to make if requested by the Issuer.

ITEM 4: PURPOSE OF TRANSACTION

    The purpose of the transaction was to provide inducement to the Investors to loan the Issuer the sum of $1,000,000 to be used as working capital.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

        5(a) According to Issuer's most recent 10-KSB, it had 6,873,860 shares
of Common Stock outstanding as of November 27, 1998.   Reporting Person
beneficially owns 2,202,382 shares (including 112,000 shares of common stock which may be purchased upon exercise of Reporting Person's Class A Warrants), giving him 31.5% of the Issuer's outstanding common stock as of February 28, 1999.

        5(b) Under the terms of the Non-Recourse Pledge Agreement, the Reporting Person has no power to vote his shares. He has sole dispositive power over all 2,202,382 shares.

        5(c) Other than the transaction which is the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Person within the last 60 days.

        5(d) No person other than Reporting Person is entitled to receive or direct the receipt of dividends from the subject securities.

        5(e) Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Non-Recourse Pledge Agreement.

 As collateral for repayment of the Loan described in Item 3 above, Steve Gould, Lee Kaplan, Robert Bray and Gerald Holland executed a Non-Recourse Pledge Agreement in favor of the Investors. The Pledge Agreement provides that Messrs. Gould, Kaplan, Bray and Holland pledge as collateral security for payment of the Loan an aggregate of 4,978,264 shares of the Issuer's Common Stock which they hold to the Investors. Further, Class A Warrants for the purchase of 112,000 shares of the Issuer's Common Stock issued to each of Messrs. Gould and Kaplan have been pledged under the Non-Recourse Pledge Agreement.

Irrevocable Proxy.

Messrs. Gould, Kaplan, Bray and Holland have each granted to the Investors an Irrevocable Proxy entitling the Investors at any time prior to repayment of the initial loan and/or the additional loan to vote on major decisions presented to the Issuer's shareholders, provided however, that the Proxy may not be used by the Investors to vote to remove any director or officer from the Issuer for reasons other than gross negligence, theft, or legal incompetency. Further, the Investors may not vote to elect any person as a director of the Issuer other than those persons currently holding that position. The Proxy terminates upon repayment of the initial loan and/or the additional loan to the Investors.

Mr. Gould is President, Chief Executive Officer and a director of the Issuer. Mr. Kaplan is Chairman of the Board of Directors and Vice-President of the Issuer. Mr. Bray is Secretary and a director of the Issuer. Although Reporting Person acted together with the other officers of the Issuer in entering into the Non-Recourse Pledge Agreement and the Irrevocable Proxy, he disclaims that such action constitutes membership in a group that has been formed for the purpose of acquiring, holding, disposing or voting equity securities of the Issuer.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS


No.     Description:
1       Loan Agreement dated February 9, 1999 (incorporated by reference to
        Exhibit 10.9 of Issuer's Form 10-KSB filed with the Commission on March 15, 1999).

3       Non-Recourse Pledge Agreement (incorporated by reference to Exhibit
        10.14 of Issuer's Form 10-KSB filed with the Commission on March 15,
        1999).

4 Irrevocable Proxy (incorporated by reference to Exhibit 10.15 of Issuer's Form 10-KSB filed with the Commission on March 15, 1999).




                                   SIGNATURE:

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date April 2, 1999                 Signature

                                   Lee Kaplan
                                   Name/Title

	The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.